UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Annual General Meeting Results

On June 23, 2023, AC Immune SA (“AC Immune”) held its Annual General Meeting of Shareholders. The Management presentation to shareholders is attached hereto as Exhibit 99.1 and the press release relating to the results of the Annual General Meeting is attached hereto as Exhibit 99.2. The amended Articles of Association are attached hereto as Exhibit 99.3, the notarized version of which will be published on AC Immune’s website (https://ir.acimmune.com/governance) after the filing of the document with the Swiss Register of Commerce. The final results of the remaining agenda items submitted to a vote of the shareholders are as below and the detailed results will be provided in the minutes which will be published on AC Immune’s website (https://ir.acimmune.com/governance) within 15 days:

Agenda Item 1: 2022 IFRS Consolidated Financial Statements, 2022 Statutory Financial Statements and 2022 Compensation Report

Agenda Item 1.1: Approval of 2022 IFRS Consolidated Financial Statements and 2022 Statutory Financial Statements

AC Immune shareholders approved the 2022 IFRS Consolidated Financial Statements and the 2022 Statutory Financial Statements, and took note of the Reports of the Auditors.

Agenda Item 1.2: Advisory Vote on the 2022 Compensation Report

AC Immune shareholders endorsed the 2022 Compensation Report.

Agenda Item 2: Appropriation of Loss

AC Immune shareholders approved that the net loss for the year 2022 in the amount of KCHF 66,936 increases the “accumulated losses brought forward” of KCHF 195,179, resulting in a new balance of “accumulated losses brought forward” of KCHF 262,115.

Agenda Item 3: Discharge of the Board of Directors and of the Executive Committee

AC Immune shareholders approved the discharge of the members of the Board of Directors and of the Executive Committee of their liabilities for their activities in the 2022 financial year.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

Agenda Item 4.1: Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from 1 July 2023 to 30 June 2024

AC Immune shareholders approved the total maximum amount of compensation for the Board of Directors of CHF 862K (cash-based and equity or equity linked instruments at grant value, excluding employer social security contributions) covering the period from 1 July 2023 to 30 June 2024.

Agenda Item 4.2: Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the calendar year 2024

AC Immune shareholders approved the total maximum compensation for the Executive Committee with maximum value of CHF 7,581K (cash-based compensation, variable compensation including equity and equity linked instruments at grant value, excluding employer social security and pension contributions) from 1 January 2024 to 31 December 2024.

Agenda Item 5: Election and re-elections

Agenda Item 5.1: Re-election of Members of the Board of Directors

AC Immune shareholders approved the re-election of Douglas Williams as member and as Chair of the Board of Directors and the re-election of Monika Bütler, Carl June, Werner Lanthaler, Andrea Pfeifer, Monica Shaw and Roy Twyman as members of the Board of Directors, each until the end of the Annual General Meeting 2024.

Agenda Item 5.2: Election and re-elections of Members of the Compensation, Nomination and Corporate Governance Committee

AC Immune shareholders approved the election of Monika Bütler and the re-election of Roy Twyman and Douglas Williams as members of the Compensation, Nomination and Corporate Governance Committee, each until the end of the Annual General Meeting 2024.

Agenda Item 5.3: Re-election of the Statutory Auditors

AC Immune shareholders approved the re-election of PricewaterhouseCoopers SA, in Pully, Switzerland, as AC Immune’s statutory auditors for a term of office of one year.

Agenda Item 5.4: Re-election of the Independent Proxy

AC Immune shareholders approved the re-election of Reymond & Associés, Lausanne, as AC Immune’s independent proxy until the end of the Annual General Meeting 2024.

Agenda Item 6: Changes in the Articles of Association

AC Immune shareholders approved certain changes to Article 3b of AC Immune’s Articles of Association relating to conditional capital for bonds and similar debt instruments, enabling the Company to use conditional capital for the issuance of standalone warrants and similar instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Vice President, Finance and Interim Chief Financial Officer

Date: June 26, 2023

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual General Meeting presentation
99.2	Press Release dated June 23, 2023
99.3	Articles of Association as of June 23, 2023